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                                                                             1
                              EXECUTIVE SUMMARY

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DATE OF VALUATION:         October 12, 1995

DATE OF INSPECTION:        October 12, 1995

PROPERTY ADDRESS:          10382 Conser Street
                           Overland Park, Kansas 66212

TAX REFERENCE:             NP34000000-000A

DEED REFERENCE:

PROPERTY DESCRIPTION:      Indian Creek Apartments is a two-story, garden apartment complex consisting of 274 units (including a leasing office and one model unit) housed in 20 buildings with a total net rentable area of 270,404 square feet.
                           The improvements were constructed in 1972 and are situated on a 20.640-acre site. The unit mix consists of 26 different floor plans, which include one, two, and three-bedroom apartment units and three-bedroom townhomes.

ZONING:                    RP3 (Planned Garden Apartment District)

MARKET BRIEF:              As of June 30, 1995, the apartment inventory in Overland Park was comprised of approximately 11,983 units with an additional 3,282 units approved, but not constructed. Johnson County led the Kansas City metropolitan area in apartment construction during the 1980s. As of the date of this appraisal analysis, 2,000 conventional apartment units were under construction in Overland Park and its neighboring Johnson County suburbs of Lenexa and Olathe. As a result of new construction, market rental rate growth throughout Johnson County is slowing and occupancies have declined from the 98% to 100% to the high-80% to mid-90% range.

PROPERTY RIGHTS APPRAISED: Fee Simple Estate (subject to short term leases)

HIGHEST AND BEST USE:      Multi-family Residential
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                                                                             2

                              EXECUTIVE SUMMARY




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INDICATED VALUE BY APPROACHES:

INCOME CAPITALIZATION                                 AS IS         AS CURED
APPROACH:                                          $ 9,980,000    $10,100,000

SALES COMPARISON
APPROACH:                                          $ 9,980,000    $10,100,000

COST APPROACH:                                     $10,620,000    $10,500,000

FINAL CONCLUSION OF
MARKET VALUE, AS IS:                 $9,980,000

CONCLUSION OF MARKET VALUE,
AS CURED OF DEFERRED MAINTENANCE:   $10,100,000
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COMMENT

In estimating the subject's market value, the Income Capitalization Approach was given the most weight due to the income-producing nature of the subject. The Sales Comparison Approach also was given weight due to the number of recent comparable sales in the subject's market. Due to market participants espousing the lack of the Cost Approach's applicability in a market where estimating depreciation from all forms is extremely subjective, the Cost Approach was given least emphasis in our reconciliation of a final value estimate.